August 22, 2014

VIA EDGAR

Mr. Gus Rodriguez

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CIFC Corp. Form 10-K for the Year Ended December 31, 2013 Filed March 28, 2014 File No. 001-32551

Dear Mr. Rodriguez:

On behalf of CIFC Corp. (the “Company,” “we” or “our”), set forth below are responses to the comments in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 8, 2014 (the “August 8 Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2013 (the “Form 10-K”). The Staff’s comments and our responses are set forth below in the order in which the comments were set out in the August 8 Letter and are numbered accordingly. Capitalized terms not defined herein, shall have the meanings ascribed to them in the Form 10-K.

Form 10-K for the Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

General

1.

Please revise your next filing to include the necessary disclosure requirements of ASC 320-10-50 regarding the investment securities portfolio in Consolidated VIEs and Unconsolidated VIEs. Please provide this disclosure at December 31, 2013 and the most recent quarterly period in your response.

Response:

To address the Staff’s comments, in future filings, we will include the following policy disclosure:

Consolidated Entities’ Assets — Investments at fair value — The Consolidated Entities generally invest in SSCLs rated below investment grade (also referred to as leveraged loans or high yield securities). The Company has elected to account for all assets of the Consolidated Entities under the fair value option. Further, these assets are considered trading securities and therefore not held at amortized cost. Unrealized appreciation/depreciation and realized gains / losses on assets of Consolidated Entities are recorded in the Consolidated Statements of Operations within “Net results of Consolidated Entities.”

We supplementally advise the Staff that the Unconsolidated Entities are not consolidated by the Company and therefore we do not include the fair value of the investments in these entities in our Consolidated Balance Sheets.

We have also reviewed the additional disclosure requirements under ASC 320-10-50 and noted that ASC 320-10-50-14 does apply to us. As reported, for the six months ended June 30, 2014 and for year ended December 31, 2013, total net gain/loss on our investments at fair value from the Consolidated Entities was $9.9M and $56.3M, respectively. We did not provide disaggregated realized and unrealized gain/loss disclosures as required by ASC 320-10-50-14 as many of our legacy (pre-2011) funds were acquired through various merger and acquisition transactions. Though we have the underlying data, we have been unable to obtain relevant documentation to support the historical cost of these investments to provide the disaggregated information required by the ASC. We do have support for all Consolidated Entities sponsored or launched post 2011 and expect to provide the disaggregated information as pre-2011 legacy funds run off over a period of time.

Further, we have considered other disclosure requirements under ASC 320-10-50 and have determined that ASC 320-10-50-2 to 13 do not apply to trading securities under the fair value option.

2. It appears that you acquire commercial loans as part of your asset management services. Please revise your next filing to include the necessary disclosure requirements of ASC 310-10-50 regarding the loan portfolio for the loans in Consolidated VIEs and Unconsolidated VIEs. Please provide this disclosure at December 31, 2013 and the most recent quarterly period in your response.

Response:

To address the Staff’s comments, in future filings, we will include the following policy disclosure:

Consolidated Entities’ Assets — Receivables/Revenues — Interest income is accrued regularly on the SSCLs held by the Consolidated Entities. The Company has elected to account for all assets of the Consolidated Entities under the fair value option. At the end of each reporting period, past due or non-accrual status receivables (interest only) are written-off or adjusted in the fair value of the respective fund.

We supplementally advise the Staff that the Unconsolidated Entities are not consolidated by the Company. Therefore we do not include the fair value of the receivables or the revenues of the unconsolidated Entities in the Consolidated Financial Statements. For each reporting period, the Consolidated Statement of Operations includes revenues earned from these entities.

As of June 30, 2014 and December 31, 2013, we wrote-off interest receivables of $33.9K and $242.8K, respectively, relating to loans with a carrying value of $1.5 million (or <1% of all loans) and $5.8 million (or <1% of all loans), respectively. These amounts were deemed immaterial to the overall financial statements and therefore disclosures were not included in our Form 10-Q for the six months ended June 30, 2014 and Form 10-K for the year ended December 31, 2013, respectively.

In addition, under ASC 310-10-50 and in conjunction with the requirements under ASC 825-10, we will add disclosure similar to the following as applicable to future periods:

As of June 30, 2014 and December 31, 2013, total aggregate unpaid principal balance of loans receivable was $11.4 billion and $10.3 billion, respectively, and the total aggregate unpaid principal balance of long-term debt was $12.1 billion and $11.0 billion, respectively.

Note 2 – Basis of Presentation and Principles of Consolidation

Unconsolidated VIEs, page 45

3. Please tell us more specifically how you determined that it was appropriate to not consolidate the variable interest which you manage, but do not consolidate. Please refer to the specific guidance starting at ASC 810-10-25-20 and compare and contrast to your Consolidated VIEs.

Response:

All collateralized loan obligations (“CLOs”), collateralized debt obligations (“CDOs”) (together “Funds”) and warehouses managed by the Company are deemed variable interest entities (“VIEs”). These types of Funds have very little or no equity at risk. They are primarily financed by their debt holders (including subordinated note holders) which are considered liabilities of each Fund. As such, the total equity investment at risk in a given Fund is not sufficient to permit such Fund to finance its activities without the additional financial support provided by its debt holders.

To determine whether the Company is the primary beneficiary of a VIE, the Company must determine if both of the following conditions are met: (1) the Company has the power to direct the activities of the Fund that most significantly impact its economic performance and (2) the Company has either the obligation to absorb losses or the right to receive benefits that could be potentially significant to the Fund. The Company’s contractual relationship as the collateral manager of a Fund generally satisfies condition (1) above. In certain circumstances, the Company may not meet condition (2) above.

The governing agreements of the Funds managed by the Company generally allow the Company, in its role as each Fund’s collateral manager, to earn incentive fees if certain return thresholds are met; these possible future fees are generally deemed potentially significant to the Fund. In certain circumstances, generally when the Funds are closer to maturity, the forecasted cash flow projections of the Fund may indicate that we are not likely to earn incentive fees or otherwise receive benefits that are deemed potentially significant to the Fund. In such instances, the Company does not meet condition (2) and does not consolidate those VIEs as it is not deemed the primary beneficiary of such VIEs. Triggering events such as an improvement or deterioration in the expected performance of a Fund, and corresponding incentive fees, result in a reconsideration event where the Company will reassess under ASC 810-20 to determine if the Fund needs to be consolidated. In addition, the Company consolidates all newly sponsored Funds where it has the potential to receive incentive fees, under the assumption that they will eventually accrue incentive fees.

For warehouses managed by the Company, similar to CLOs managed by the Company, the Company’s contractual relationship as the collateral manager of such warehouses generally satisfies condition (1) above. In many cases, the Company contributes equity to the warehouse providing the Company the right to receive potentially significant gains and the obligation to absorb potentially significant losses of the warehouse. As such, the Company may meet condition (2) and consolidate these VIEs. In certain circumstances, the Company does not contribute capital to (or does not contribute a significant amount of capital to) warehouse entities that it manages. In these circumstances the Company may not meet condition (2) above.

Note 6 – Fair Value of Financial Instruments, page 53

4. Please tell us how you determined that the fair value of loan investments based on two or more broker quotes should be classified as Level 2 within the fair value hierarchy while the fair value of loan investments based on less than two broker quotes should be classified as Level 3 of the fair value hierarchy since these loans are valued using alternative methodologies. Please refer to the specific GAAP guidance you relied on to form this conclusion and why you made this change in your fair value methodology during 2012.

Response:

Pursuant to ASC 820-10-35-37 to 38A, the Company noted the following, “Assessing the significance of a particular input to the entire measurement requires judgment, taking into account factors specific to the asset or liability.”

Through 2012, all prices received from a third party service provider for our loan assets were classified as Level 2. During 2012, the Company re-evaluated its fair value hierarchy disclosure policy. The Company concluded that composite prices1 with a depth of 2 or more broker quotes should continue to be classified as Level 2 within the fair value hierarchy. For composite prices with a depth of less than 2 quotes, the Company concluded that they should be classified as Level 3 within the fair value hierarchy. Less than 2 quotes in respect of any particular loan asset may indicate that only one broker is willing to provide a quote in such loan and can also be an indication of low depth or observability.

[1]

As detailed on page 57 of our Fair Value note – loans; “The value represents a composite of the mid-point in the bid-ask spread of broker quotes or is based on the composite price of a different tranche of the same or similar security if broker quotes are unavailable for the specific tranche the Company owns. The third-party pricing service provides the number of quotes used in determining the composite price, a factor that the Company uses in determining the observability level of the inputs to the composite price.”

Note 19 – Immaterial Restatement of Prior Year Financial Statements, page 71

5. We note that you concluded that the errors related to deferred tax assets were immaterial to the previously reported amounts contained in your periodic reports. Please tell us the following concerning these errors:

•	Explain to us in greater detail the nature of the errors and how they were determined and remediated;

•	Tell us if there was any impact on the evaluation of your disclosure controls and procedures and your conclusion on Internal Control over Financial Reporting; and

•

Provide us with your SAB 99 materiality analysis beginning with the initial time period in which the errors were detected, addressing how you concluded that these errors were immaterial to the previously reported amounts contained in your periodic reports.

Response:

CIFC Background/The Merger

In April 2011, Commercial Industrial Finance Corp. (“Legacy CIFC”), a private, New York-based company, merged into a subsidiary of Deerfield Capital Corp. (“Legacy Deerfield”), a publicly-listed Illinois-based company. Subsequent to the merger, Legacy Deerfield changed its name to CIFC Corp.

Control Framework

The Company detailed a summary of the impact on the evaluation of its disclosure controls and procedures on page 73 of the Company’s Form 10-K for the year ended December 31, 2013. To provide further information and an update to 2014, see below:

Following the Legacy CIFC – Legacy Deerfield merger in April 2011, the Illinois-based tax staff of Legacy Deerfield was replaced with a third party service provider of national repute based in New York, where the Company’s headquarters now resides. In early 2012, the previous CFO departed and, in late December 2012, the Company completed the hiring of its current CFO. During 2012, a significant deficiency was identified related to the aggregate impact of multiple control deficiencies in the tax accounting process as of December 31, 2012.

During 2013, among other measures taken to remediate the significant deficiency, management implemented its first step by hiring a Head of Tax, an individual with more than 20 years of relevant experience, to provide oversight over the third party’s preparation of the Company’s tax provision. In 2013, management identified certain immaterial misstatements resulting from errors in the tax calculations related to prior periods (see below for a description of these misstatements). These errors were related to complex non-recurring transactions. No material misstatements were identified and, as such, the Company believed a material weakness did not exist as of December 31, 2013. While significant improvements were made in 2013 towards enhancing the tax process, the Company believed the significant deficiency identified in 2012 was not remediated as of December 31, 2013.

In 2014, the Company continued its remediation plan by hiring a Tax Manager with nine years of experience in tax and accounting to strengthen the tax team. By the second quarter of 2014, the Company was able to complete the preparation of the tax provision internally with experienced personnel.

Nature of Errors, Identification & Remediation

As noted above, during 2013, management identified certain errors in the tax calculations related to prior periods; 2010, 2011 & 2012. The tax errors2 identified related to complex non-recurring transactions. The nature of the errors are summarized below:

1.	2010 & 2011 immaterial re-statement (see explanation and summary calculation of tax adjustment below)

•

Background: During 2009, the Company sold its entire investment in the equity tranche of a CLO (the “2009 Sale”) it managed for $20K plus a 45% share of future distributions to holders of such equity tranche. At the time, the future benefit was valued at $16K. On June 9, 2010 (“Ownership Change Date”), in an unrelated transaction, the Company acquired an asset manager named Columbus Nova Credit Investments Management, LLC, resulting in, among other things, the creation of a new large shareholder of the Company. Upon this change of ownership, Internal Revenue Code Section 382 was triggered. Section 382 limits the use of net operating losses (“NOL”) and certain carryover attributes with losses, also known as unrealized built-in losses (“NUBIL”) following an ownership change. A NUBIL results when, the fair value of an asset is less than the tax basis on the Ownership Change Date. The Company should have recognized a NUBIL of $5.0M since the fair value of the asset ($5.1M) was less than the tax basis ($10.1M) on the Ownership Change Date. If the asset is sold within five years of the Ownership Change Date, the disposal would trigger a realized built-in-loss (“RBIL”). If the RBIL is less than the NUBIL determined on the Ownership Change Date, the Company cannot use the RBIL generated as it is subject to the Section 382 limitation amount.

•

Error: In 2009, for tax purposes, the Company should have assumed a sale of only 55% of the investment, instead of 100% (similar to GAAP). Since this asset was assumed to be fully disposed for tax purposes, in 2009, the Company did not account for the tax basis in the investment and therefore did not consider the investment in its NUBIL calculation in 2010. However, the company did record a DTL related to the GAAP unrealized gain or loss for the investment. Accordingly, based on the fair value and cumulative unrealized gains of $5.8M at the end of 2010, the company erroneously calculated a DTL of $2.7M (instead of zero, since the fair value of $5.8M exceeded the difference between the tax basis of $10.1M and NUBIL of $5.0M). In 2011 and 2012, the Company continued to apply the same methodology resulting in an erroneous reduction in the DTL of $0.9M and an increase in the DTL of $160K, respectively. As of December 31, 2012, the erroneous cumulative DTL was $1.9M.

•

Correction: To correct these errors, the Company determined the deferred inventory balance based on the difference between the tax basis over fair values and the $5.0M NUBIL limitation. As a result, the Company should have recorded a DTA of $0, $0.5M, and $160K for the years ended 2010, 2011 and 2012, respectively. Therefore, the net result of these adjustments was a tax (benefit)/expense of ($2.7M), $0.4M, and $0 for years ended 2010, 2011 and 2012, respectively, which was recorded. As of December 31, 2012, with the cumulative $2.3M tax provision correction the Company’s DTA balance related to this transaction would be $0.4M.

•	Summary of Adjustment:

					Should have been booked (a)			What was booked		Correction
($ in thousands)	A	B	C=A-B	D	E: If D>C=0 or D-C		F: If C>D =(C-D)* Tax Rate	G=B*Tax Rate
	Tax Basis	FMV	Difference of Tax Basis and FMV	NUBIL	Excess Tax Loss	Change in DTA @ 45.8656%	Cumulative DTA 45.8656%	Change in DTL @ 45.8656%	Cumulative DTL 45.8656%	Difference DTA vs DTL
December 31, 2010	$10,088	$5,832	$4,256	$5,011	$—			$2,675	$2,675	$2,675
December 31, 2011	$10,088	$3,814	$6,274	$5,011	$1,263	$579	$579	$(926)	$1,749	$(346)
December 31, 2012	$10,088	$4,166	$5,922	$5,011	$911	$(161)	$418	$161	$1,911	$—

Explanatory Note:

(a)

For December 31, 2010, since the investment fair value exceeded the difference between the tax basis and NUBIL (or $5.1M), no DTA/DTL should have been recognized. Both 2011 and 2012 applied the same methodology which resulted in a cumulative DTL balance.

2.	2012 immaterial re-statement

•

We identified a cumulative tax provision adjustment of $917K related to the reversal of book amortization related to intangible assets related to the Company ceasing to elect to be treated as a REIT, effective January 1, 2008. During the 2012 tax provision process, the company erroneously recorded a true-up to the DTA for an intangible asset. However, this entry had already been correctly recorded in a prior period. The Company subsequently determined during the 2013 tax provision review process, that the 2012 adjustment did not reflect the correct GAAP amortization. In addition, a reconciliation was completed between the book and tax basis that showed a basis difference for the same amount as the prior year deferred tax true up amount; thereby confirming the 2012 error. Therefore the 2012 deferred true-up entry was reversed during 2013.

[2]

We note that the errors noted below were individually immaterial to the financial results of the respective prior years and related to non-recurring transactions. Through our SAB 99 materiality analysis (see analysis below), we determined that the cumulative amounts would be material to the 2013 Consolidated Financial Statements; therefore the Company did not record the correcting entries in the current year and restated the 2012 Consolidated financial statements to reflect the 2010-2012 errors.

3.	2011 immaterial re-statement

•

We identified a cumulative adjustment of $131K related to 2011and 2010 primarily relating to merger and acquisition related transaction costs that were not recorded in the deferred tax inventory because they were treated as permanent items in the filed tax returns, not reflected in the filed tax return, or not trued up in the deferred tax inventory. Therefore, to correct this error, a tax (benefit)/expense of ($59K) and ($72K) was recorded for the years ended 2010 and 2011, respectively.

SAB 99 Materiality Analysis

Included in the analysis below, are the immaterial re-statement items noted above and certain passed adjustments from prior periods that were not considered material to the respective periods for restatement. For the SAB 99 materiality analysis, we have included these amounts in the assessment. The aggregate unrecorded adjustment for 2011 was $865.7K primarily related to the delayed timing of recording impairments and asset write-offs (which were subsequently recorded in 2012). The aggregate unrecorded adjustment for 2012 was $46.7K primarily related miscellaneous other adjustments.

Referenced Guidance: SAB Topic1.M, SAB Topic 1.N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements and Regulation S-X Rule 10-1(b).

Conclusion:

Prior Years’ Analysis:

The assessment of materiality is not a bright-line test and focuses on both the quantitative and qualitative impacts of the adjustment. This includes assessing both the magnitude of the adjustment and whether the judgment of a reasonable person relying on the report would have been changed or influenced by the inclusion or correction. Management often uses a general “rule of thumb” threshold for assessing materiality of 10% of net income (loss) before taxes. Materiality is determined based on net income (loss) before taxes and other key metrics such as our non-GAAP financial measures, etc. However, it is important to note that this is an assumption without considering all relevant factors. Using a quantitative assessment, we evaluated the impact of the pre-tax and net of tax adjustments under the “iron curtain” and the “rollover” approaches as identified under SAB Topic 1.N. We note the impact of the adjustments are as follows:

	IRON CURTAIN
	Pre Tax Impact			Net of Tax Impact
	2012	2011	2010	2012	2011	2010
TOTALS	$(963,696)	$1,140,490	$(2,726,376)	$(1,117,016)	$917,046	$(2,726,376)

Pre-Tax Net Income as reported	$2,051,000	$(25,612,000)	$19,351,000	n/a	n/a	n/a
as a % of Net income as reported	-46.99%	-4.45%	-14.09%	n/a	n/a	n/a
Net Income as reported	n/a	n/a	n/a	$(9,616,000)	$(32,592,000)	$85,921,000
as a % of Net income as reported	n/a	n/a	n/a	11.62%	-2.81%	-3.17%

Non-GAAP (ENI/AEBT) as reported	$22,184,000	$25,009,000	$19,615,000	n/a	n/a	n/a
as a % of Non-GAAP (ENI/AEBT)	-4.34%	4.56%	-13.90%	n/a	n/a	n/a

	ROLLOVER
	Pre Tax Impact			Net of Tax Impact
	2012	2011	2010	2012	2011	2010
TOTALS	$(2,549,582)	$(1,585,886)	$(2,726,376)	(2,926,345)	(1,809,330)	(2,726,376)

Pre-Tax Net Income as reported	$2,051,000	$(25,612,000)	$19,351,000	n/a	n/a	n/a
as a % of Net income as reported	-124.31%	6.19%	-14.09%	n/a	n/a	n/a
Net Income as reported	n/a	n/a	n/a	$ (9,616,000)	$ (32,592,000)	$85,921,000
as a % of Net income as reported	n/a	n/a	n/a	30.43%	5.55%	-3.17%

Non-GAAP (ENI/AEBT) as reported	$22,184,000	$25,009,000	$19,615,000	n/a	n/a	n/a
as a % of Non-GAAP (ENI/AEBT)	-11.49%	-6.34%	-13.90%	n/a	n/a	n/a

•

For the quantitative assessment, we reviewed the pre-tax and net of tax impact of the cumulative adjustments under both the iron curtain and the rollover approaches to determine if the adjustments were material to pre and post-tax net income (loss) for each respective year. Based on the assessment we note:

•

For 2010: under both net of tax approaches, the misstatements were not material under the Company’s “rule of thumb” materiality. However, the aggregate adjustments were material using the pre-tax GAAP and non-GAAP operating results under both approaches. In April of 2011, Legacy CIFC merged with Legacy Deerfield. Pre-merger, or the 2010 financials, relate to the Legacy Deerfield. The Company believes that there is no benefit to a reasonable user of the financial statements in restating Legacy Deerfield financial statements in 2014. Since the 2011 merger, there was a dramatic change to the Company’s business, with assets under management almost doubling and changes in management occurring. Also, since the merger, the Company has grown its core asset management business and exited non-core activities and as such, Legacy Deerfield no longer reflects the current operations of the current business.

•	For 2011: under both approaches, the misstatements were not material to pre and post-tax net income (loss) under the Company’s “rule of thumb” materiality.

•

For 2012: pre-tax and net of tax the cumulative adjustment, under both approaches, were above the Company’s “rule of thumb” materiality. We noted that 2012 was a year where we incurred restructuring charges in our efforts to grow our core asset management business and exiting non-core activities. Therefore, we made adjustments for the nonrecurring one-time events to determine materiality based on our Non-GAAP metric economic net income or “ENI” (formerly “AEBT”), a Non-GAAP pre-tax earnings metric used by the Company and others in the alternative asset management industry. The cumulative adjustment in 2012 under the Rollover approach was slightly above the Company’s “rule of thumb” materiality. See also qualitative assessment below for further analysis.

•

From a qualitative perspective, we analyzed each of the components of the Topic1.M guidance (see Appendix A) and noted that the adjustment was not material. We note that investors of the Company focus on the Company’s non-GAAP ENI (formerly AEBT) earnings metric in addition to net income (loss), which is a pre-tax metric. In addition, we note that (i) incentives to achieve analyst expectations do not exist as we are a controlled company with no analyst coverage and (ii) management’s compensation is not dependent on our GAAP earnings.

Taking into account, both the quantitative and qualitative aspects, we concluded that the adjustments were not material and we were not required to restate the previously filed financial statements as we believed that a reasonable person relying on the prior year financial statements to make investment decisions would not have been materially misled. Further, the trend of net income (loss) and income tax (benefit) expense as reported compared to as adjusted was consistent for all years, 2010-2012. As the adjustment occurred in the prior year financial statements and deemed not material, we did not reissue prior year financial statements. See Current Year Conclusion below for additional details.

Current Year (2013) Analysis:

	IRON CURTAIN		ROLLOVER
	Pre Tax	Net of Tax	Pre Tax	Net of Tax
	2013	2013	2013	2013
TOTALS	$3,151,913	$3,345,444	$878,665	$508,059

Pre-Tax Net Income as reported	$42,153,000	n/a	$42,153,000	n/a
as a % of Net income as reported	7.48%	n/a	2.08%	n/a
Net Income as reported	n/a	$23,371,000	n/a	$23,371,000
as a % of Net income as reported	n/a	14.31%	n/a	2.17%

Non-GAAP (ENI/AEBT) as reported	$41,920,000	n/a	$41,920,000	n/a
as a % of Non-GAAP (ENI/AEBT)	7.52%	n/a	2.10%	n/a

•

For the qualitative assessment, we reviewed the pre and post- tax cumulative adjustments, under both the iron curtain and the rollover approaches, to determine if the adjustments were material to pre and post-tax net income (loss) for the year. Based on this assessment we noted that the post-tax cumulative adjustment was above the Company’s “rule of thumb” materiality threshold. We then performed further quantitative analysis to determine materiality by comparing the aggregate adjustments to Non-GAAP ENI (formerly AEBT). The cumulative adjustment in 2013 under the iron curtain approach was also above the Company’s “rule of thumb” materiality. See also qualitative assessment below for further analysis.

•

We analyzed each of the components of the Topic1.M guidance (see Appendix A) from a qualitative perspective and noted the adjustment was not material. We note, similar to the prior years, in addition to GAAP, investors of the Company rely/use the Company’s non-GAAP ENI (formerly AEBT). In addition, we note that (i) incentives to achieve analyst expectations do not exist as we are a controlled company with no analyst coverage and (ii) management’s compensation is not dependent on our GAAP earnings.

We concluded that recording the cumulative prior year adjustments in the current year would have a material impact to the overall financial statements for 2013. Therefore we presented the immaterial tax related restatements in the 2012 Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2013. The immaterial restatement required us to adjust beginning retained earnings, as of January 1, 2012, for income tax benefit/expense amounts related to 2010 and 2011.The balance sheet as of December 31, 2012 included the corrected deferred tax asset balance related to prior period errors. Further, an immaterial restatement footnote was included in the Notes to the Consolidated Financial Statements and updates were reflected in the Income Tax Footnote. For our interim financial statements, we believe this was not applicable because actual tax provisions were finalized and recorded by the Company during the last quarter of each respective year. On a quarterly basis provisions were recorded based on an estimated basis.

Appendix A – SAB Topic 1N Considerations:

CONSIDERATIONS	EVALUATION

Consider whether the misstatement concerns a segment or other portion of the registrants business that has been properly identified as playing a significant role in the registrant’s operations or profitability	N/A - The Company has one segment.

Consider whether the misstatement masks a change in earnings or other trends	From a GAAP standpoint, Net Income and Tax Expense/Benefits trends are consistent with previously disclosed amounts (for each respective year). In addition, the Company and others in the alternative asset management industry also utilize non-GAAP “ENI” (formerly AEBT), a pre-tax earnings metric.

Consider whether the misstatement hides a failure to meet analyst’s consensus expectations for the enterprise	The Company does not have analyst coverage, therefore there is no failure to meet analyst’s expectations for the Company.

Consider whether the misstatement has the effect of increasing management’s compensation	Management’s compensation is based, in part, on ENI (formerly AEBT), its Non-GAAP financial metric. This Non-GAAP metric is pre-tax.

Consider whether the misstatement changes a loss into income or vice versa	As noted earlier, trend wise, net income and tax expense (benefit) was consistent for the periods where adjustments were noted (2010 and 2011).

Consider whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements	None noted.

Consider whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate	The adjustments in calculating specific items within the tax provision are deemed precise measurement. However, it is important to note that the overall tax provisions are related to tax estimates.

Consider whether the misstatement affects the registrant’s regulatory compliance	We do not believe that this adjustment will affect our compliance with the requirements of our regulators (SEC).

Consider whether the misstatement involves concealment of an unlawful transaction	The misstatements do not involve the concealment of an unlawful transaction.

Acknowledgement:

In responding to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff Comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense is any proceedings initiated by the Commission or any person under the federal securities law of the United States.

We trust we have been responsive to the Staff’s comments. If you have any questions, please do not hesitate to contact me.

Very truly yours,

/s/ Rahul Agarwal
Rahul Agarwal
Chief Financial Officer (principal financial and accounting officer)

cc:	John M. Mutkoski, Goodwin Procter LLP
cc:	Robert Milton, General Counsel, CIFC Corp.
cc:	Deloitte & Touche LLP